EXHIBIT (c)(iv)

Report entitled

“State Budget 2017-18 Mid Year Fiscal and Economic Review”.

FORWARD-LOOKING INFORMATION

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include, without limitation:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, the effect of ongoing economic, banking and sovereign debt risk, as well as any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

Queensland Budget 2017-18

MID YEAR FISCAL AND ECONOMIC REVIEW

Queensland Government

QueenslandBudget
2017-18
MID YEAR FISCAL AND ECONOMIC REVIEW

© The State of Queensland (Queensland Treasury) 2017

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Content from the Mid Year Fiscal and Economic Review 2017-18 should be attributed to:

The State of Queensland (Queensland Treasury) Mid Year Fiscal and Economic Review 2017-18.

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FOREWORD

Dear Fellow Queenslanders

I am pleased to present the 2017-18 Mid Year Fiscal and Economic Review (MYFER), the first economic update of the re-elected Palaszczuk Government.

MYFER confirms that the Government will deliver all of its election commitments, with a strong focus on jobs, while also achieving increased surpluses and lower debt.

Our most important commitment as a Government is to create more jobs and opportunities across Queensland.

This year we are leading the nation in jobs growth, with employment expected to increase by 2 1⁄4 per cent in 2017-18 compared to 1 per cent predicted at Budget. There are now 143,400 more Queenslanders in jobs than when we came to office.

We will continue this unwavering focus on creating jobs for all Queenslanders, particularly through our $44 billion infrastructure plan. An additional $1.64 billion in infrastructure investment has been announced since the 2017-18 Budget.

The plan is delivering across the State, whether it’s the vital Cross River Rail project in South East Queensland, the new stadium in Townsville, the Smithfield Bypass, the Townsville Port expansion or the Works for Queensland program, which receives a $200 million funding boost in MYFER.

Our investment in infrastructure sits alongside other initiatives to support jobs, such as an additional $160 million to extend the Back to Work program, $84.6 million to grow Queensland’s tourism sector and funding for more nurses, teachers and police.

In total, the Palaszczuk Government’s election commitments, confirmed in MYFER, will support more than 60,000 private and public sector job opportunities for Queenslanders over the next three years.

This investment in jobs is only possible because of our focus on building a strong economy and responsibly managing the Budget.

Queensland’s exports have surged, with energy, resources, education and tourism all contributing. Goods exports have grown by $22.3 billion to $71.4 billion in the year to October 2017.

And private sector investment is also increasing, particularly in new renewable energy projects, which will create jobs and help to deliver a cleaner, greener future.

This turnaround in Queensland’s economic performance has supported an improved budget position. The net operating surplus in 2017-18 is forecast to be $485 million, an improvement of $339 million since Budget.

And debt will be lower, with the 2017-18 general government debt forecast to be $1.256 billion lower than expected at Budget. Borrowings are lower in each year of the forward estimated compared to Budget.

Queensland has come a long way in a short space of time. More jobs, strong population growth, record exports, strong economic growth, larger surpluses, lower debt and increased business confidence.

MYFER confirms our strong economic performance and our commitment to deliver on our election commitments to create more jobs and a brighter future for all Queenslanders.

Hon Jackie Trad MP Deputy Premier Treasurer Minister for Aboriginal and Torres Strait Islander Partnerships

MID YEAR FISCAL AND ECONOMIC REVIEW	02

SUMMARY

The Mid Year Fiscal and Economic Review 2017-18 (MYFER) provides an update on the State’s economic and fiscal position since the 2017-18 Budget, and includes the Palaszczuk Government’s election commitments.

The highlights of this year’s MYFER include:

•	Forecast net operating surplus of $485 million in 2017-18, an improvement of $339 million on the Budget estimate.

•	An improvement in the forecast 2017-18 debt position for general government debt of $1.256 billion since the 2017-18 Budget. Borrowings are lower in each year compared to the 2017-18 Budget.

•	An increase in the capital program over the forward estimates to $44.389 billion from $42.750 billion in the 2017-18 Budget.

•	Forecast economic growth of 2 3⁄4% in 2017-18 and 3% in 2018-19 – broadly in line with national growth.

•	Nation leading jobs growth figures over the year to November 2017 with 113,000 jobs created in Queensland.

•	Employment growth has strengthened significantly, with forecast jobs growth to June quarter 2018 revised up from 1% at the time of the Budget to 2 1⁄4%.

•	Trend unemployment rate fell over the year to 5.8% in November 2017, with the forecast unemployment rate for June quarter 2018 revised down from 6 1⁄4% at the time of the Budget to 6%.

•	A global trade recovery, strengthening commodity prices and increased export volumes boosting Queensland export earnings.

•	The value of Queensland goods exports increased $22.3 billion to be $71.4 billion in the year to October 2017, while education and tourism exports continue to grow, driven by demand from Asia.

The Government will continue its strong focus on job creation and growing the economy, particularly in regional areas, through many additional commitments outlined in the MYFER document including:

•	$84.6 million to grow Queensland’s tourism sector and associated jobs.

•	$380 million for the Work Ready Queensland initiative that includes an additional $200 million to Works for Queensland for local council infrastructure projects and an additional $180 million for the Skilling Queenslanders for Work program for training for unemployed and underemployed people.

•	$160 million to extend the Back to Work program, including a mature aged workers boost, to give Queensland employers the opportunity to take on new people and grow their business.

The Government will also continue to invest in Queensland’s world class education, health and police services that put people first by continuing to boost the number of frontline staff over the next four years with:

•	3,000 nurses, 100 midwives and increasing the number of nurse navigators to 400

•	3,700 teachers

•	400 additional police officers and more than 50 counter terrorism police

•	67 non-sworn police support staff.

Queensland’s capital works program, which now totals $44.389 billion over the forward estimates, is rolling out across the State with new schools, TAFE and hospital upgrades and game-changing infrastructure projects like Cross River Rail and renewable energy infrastructure under the Powering Queensland Plan.

In April 2018 more than 6,600 athletes and officials from 70 nations and territories will compete in 18 sports at the Commonwealth Games. GC2018 is expected to attract a global television audience of 1.5 billion people putting Queensland firmly in the international sporting spotlight and creating significant economic opportunities for the State.

03	2017–18

CONTENTS
02 Foreword
03 Summary
05 Economic overview
07 External conditions
08 Queensland conditions
10 Labour market
12 Fiscal Overview
12 Net Operating Balance
13 Revenue
16 Expenses
17 Intergovernmental financial relations
18 Balance Sheet
20 Government fiscal principles
22 Update on Key Government Policies
22 Creating jobs
23 Investing in Tomorrow – Future-Proofing Queensland
25 Supporting Queenslanders
27 Leading through innovation
28 Uniform Presentation Framework and Loan Council allocation
36 Taxation and royalty revenue assumptions
37 Key Fiscal Aggregates

ECONOMIC OVERVIEW

Economic conditions remain sound and labour market conditions have improved further as the Queensland economy continues its transition to more broad-based growth following the resources investment boom. Key developments since the 2017-18 Budget include:

•	Employment growth has strengthened significantly. Trend employment has risen 113,000 over the year to November 2017, with Queensland generating more jobs than any other State.

•	Reflecting this strength, forecast jobs growth to June quarter 2018 has been revised upwards significantly, from 1% at the time of the Budget to 2 1⁄4%.

•	Alongside this, the unemployment rate has fallen, participation in the labour force has risen and the gap between the Regional and South East Queensland unemployment rates has narrowed substantially. The trend unemployment rate fell over the year to 5.8% in November 2017, and reflecting this, the forecast unemployment rate for June quarter 2018 has been revised down from 6 1⁄4% at the time of the Budget to 6%.

•	A recovery in global trade has driven widespread improvements in the outlook for global industrial production, including in China, the United States and the Eurozone. This has contributed to a further strengthening in commodity prices, boosting Queensland’s export earnings.

•	Domestically, despite solid gains in employment, slow wages growth has kept household income growth subdued and this is constraining growth in household consumption. At the same time, an easing in dwelling approvals implies dwelling construction will decline in the near term, however a “soft landing” is expected, with the likely impact modest compared to previous housing cycles.

•	Business investment for 2016-17 was stronger than estimated at Budget, with machinery and equipment investment recording modest growth in 2016-17 after several years of decline as LNG construction wound down. The improved outlook for machinery and equipment investment is likely to see increased imports which will temper the contribution of the trade sector to overall economic growth.

•	Population growth also continues to strengthen, with forecast population growth in 2018-19 being revised upward from 1 1⁄2% to 1 3⁄4%.

Table 1: Economic forecasts1

	2016-17	2017-18		2018-19
	Outcome	Budget	MYFER	Budget	MYFER
Gross state product	1.8	2 3⁄4	2 3⁄4	3	3
Employment[2]	1.8	1	2 1⁄4	1 1⁄2	1 1⁄2
Unemployment rate[3]	6.3	6 1⁄4	6	6	6
Inflation[4]	1.7	2	1 3⁄4	2 1⁄4	2 1⁄4
Wage Price Index[4]	1.9	2 1⁄4	2 1⁄4	2 1⁄2	2 1⁄2
Population[5]	1.5	1 1⁄2	1 1⁄2	1 1⁄2	1 3⁄4

Notes:

1.	Annual % change, except for unemployment rate.
2.	Through-the-year growth rate to the June quarter (seasonally adjusted). This is the same basis as calculated for national employment growth in the Australian Government Budget and MYEFO. The comparable growth rates in year-average terms are 0.0%, 3 1⁄4% and 1 1⁄2% from 2016-17 through to 2018-19.
3.	Seasonally adjusted rate for the June quarter.
4.	Year-average.

Sources: ABS 3101.0, 5220.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

05	2017–18

The net impact of these changes since Budget mean the forecasts for overall economic growth are unchanged, at 2 3⁄4% in 2017-18 and 3% in 2018-19, broadly in line with national growth.

Chart 1: Real Economic Growth1, Queensland and Australia2

Notes:

1.	Chain volume measure (CVM), 2015-16 reference year. 2017-18 and 2018-19 are forecasts.
2.	The Australian forecasts for 2017-18 and 2018-19 are the mid-points of the Reserve Bank of Australia (RBA) forecast range.

Sources: ABS 5220.0 for historical data, Queensland Treasury for Queensland forecasts, and RBA (Statement on Monetary Policy, November 2017) for Australian forecasts.

MID YEAR FISCAL AND ECONOMIC REVIEW	06

External conditions

International

Queensland’s trade sector and demand for the State’s exports is largely dependent on international economic conditions and the outlook for growth in the State’s major trading partners. However, the critical component of international growth that drives demand for many of the State’s key exports is the level of industrial production (IP) in major trading partners and the forecast growth in IP over coming years.

An improving global economic outlook and revival in international trade saw growth in IP of Queensland’s major trading partners accelerate to an estimated 4% in 2017, after increasing only 2.0% and 2.7%, in 2015 and 2016 respectively. This strengthening has been broad based, with India the only country of the State’s eight major export markets expected to record slower IP growth this year.

Increased IP has driven stronger demand for industrial inputs, in turn boosting mineral and energy prices. Specifically, international prices of aluminium, copper, lead and zinc have risen 3%, 18%, 21% and 22% respectively since the end of May 2017, while benchmark prices for oil, premium hard coking coal and thermal coal have all surged at least 30%. The strength of commodity prices has been intensified by China’s reforms of its steel and coal industries, which drove an increase in Chinese iron ore and coal imports in 2017.

The global economic recovery is still heavily dependent on monetary stimulus provided by major central banks. With global monetary policy settings remaining very accommodative, the outlook is positive in the short to medium term.

Nevertheless, the current economic recovery is clouded by (1) the difficulty of implementing the Brexit process in Europe; (2) the uncertainty of economic policies in the US; and (3) rising military tensions on the Korean Peninsula. On balance, the current consensus is that growth in industrial production of Queensland’s major trading partners will moderate towards 3% by 2020.

Table 2: Industrial production, by country1

								Euro	MTP[3]
	Japan	Korea	Taiwan	China	India[2]	US	UK	Zone	Total
2015	-1.2	-0.5	-1.5	6.1	3.3	-0.7	0.0	2.1	2.0
2016	-0.2	0.7	2.0	6.0	4.6	-1.2	0.9	1.5	2.7
2017	4.3	2.2	2.9	6.4	3.6	1.9	1.4	2.2	4.1
2018	2.0	2.1	2.7	5.8	5.4	2.4	1.2	1.9	3.7
2019	1.8	1.5	2.4	5.5	6.2	2.1	1.0	1.5	3.5
2020	0.6	1.5	2.4	5.1	6.0	1.9	1.1	1.1	3.1
2021	1.5	1.9	3.1	5.1	6.3	1.9	1.0	1.7	3.4

Notes:

1.      Annual % change. 2017 onwards are Consensus forecasts.

2.      India’s figure is based on an April to March fiscal year. 2015 refers to the 2015-16 fiscal year.

3.      Major Trading Partner

Source: Consensus Economics.

Australia

Australian Gross Domestic Product rose 2.0% in 2016-17, moderating from 2.8% growth in the previous year. The Australian economy is expected to expand at a solid pace over the next few years, with the drag on growth resulting from the end of the investment phase of the mining boom easing. However, resource exports continue to support growth.

Household consumption growth remained subdued in 2016-17, despite being supported by low interest rates and rising household wealth. While consumption growth is expected to pick up gradually, the impacts of slow wage growth and high household debt are offsetting the benefits of strong employment growth. Dwelling investment again contributed to growth in 2016-17, however, this component looks to have peaked earlier than previously expected.

The Reserve Bank of Australia (RBA) has maintained a cash rate of 1.5% since August 2016, and futures markets indicate the cash rate is likely to remain unchanged until early 2019.

07	2017–18

Queensland conditions

The sound economic conditions and improving labour market outcomes in Queensland reflect a range of factors, including improving demand for the State’s exports from key trading partners and an earlier than expected turnaround in business investment. As a result, the outlook remains positive for both the domestic economy and trade sector.

Queensland

Household consumption

With low wages growth constraining household income, household consumption grew by only 2.0% in 2016-17, despite further falls in the household savings rate and solid improvements in household wealth. While growth is expected to pick up in 2017-18 and 2018-19, it will remain below the historical average in both years.

Dwelling investment

After very strong growth in the previous three years, dwelling investment increased by a further 2.4% in 2016-17. However, dwelling approvals are now well below their peak in early 2016, driven by significant falls in approvals for medium-to-high density dwellings. With the value of work in the pipeline now easing, it is expected that dwelling investment will fall in 2017-18 and 2018-19. However, a recent pick-up in approvals for houses, combined with a strengthening in population growth, suggests the decline in dwelling investment will likely be modest when compared with previous housing cycles.

Business investment

Business investment began to recover in 2016-17 with this trend expected to continue in 2017-18 and 2018-19. After falling substantially in the previous two years, reflecting the wind-down in LNG construction, business investment declined by a modest 2.2% in 2016-17, as a rebound in spending on machinery and equipment largely offset a fall in non-dwelling construction.

While these outcomes are stronger than anticipated at Budget, the resources sector is unlikely to be the key driver of growth it had been previously during the LNG construction boom. Further, the subdued outlook for household spending is likely to limit incentives for businesses in the non-resources sector to significantly expand capacity. Overall, the outlook for business investment is stronger than at Budget time, but with growth to remain modest in 2017-18 and 2018-19.

However, it is noted the improved outlook for machinery and equipment investment is likely to see increased imports, which will temper the contribution of net exports to overall economic growth.

Chart 2: Business investment1, Queensland

Note:

1.	CVM, quarterly, trend.

Source: ABS 5206.0.

MID YEAR FISCAL AND ECONOMIC REVIEW	08

Overseas exports

Coal

Higher mineral and energy prices boosted Queensland’s export earnings in 2016-17, despite around 11 million tonnes of coal exports being lost due to Severe Tropical Cyclone (STC) Debbie. With only a modest rise in the A$ during this period, Queensland’s mining industry has been able to capture most of the benefit of higher US$ prices. These conditions should continue to support Queensland’s resource export earnings in 2017-18.

China’s ongoing coal and steel industry reform has also led to a rebound in coal imports into this key market. Excluding the short-term impact of STC Debbie, overall Queensland coal export volumes have been strengthening during 2017. However, an anticipated moderation in China’s coal import demand due to the implementation of various anti-pollution measures during winter and the ramp up of domestic coal production should see growth in Queensland’s coal exports moderate in the second half of 2017-18, along with coal prices.

LNG

LNG export volumes reached 19.4 million tonnes in 2016-17 (valued at $8.7 billion), to become Queensland’s second largest export. The sector has been a key driver of economic growth in recent years, but its contribution is forecast to moderate as LNG production plateaus. Supply shortages in the east coast gas market have kept total LNG production below nameplate capacity, suggesting LNG production and exports may plateau at a slightly lower level than previously anticipated. However, this situation is also providing an incentive to invest in new coal seam gas wells in Queensland.

Metals

Queensland metals exports continued to fall in 2016-17, reflecting closures and production cutbacks at several significant mines and processors. However, strong gains in metals prices and the commissioning of new projects provide some upside to the outlook for Queensland production. These include MMG’s Dugald River zinc mine, which reached first production in early November 2017, and Rio Tinto’s Amrun bauxite mine, which is on schedule for first shipment in 2019 and ramping up towards full production by the end of its first year.

Rural

Below average summer rainfall in 2016-17 is expected to lower Queensland crop production in 2017-18, while sugar cane production is also expected to fall, partly due to STC Debbie. However, rainfall across many regions since Budget and a better near-term weather outlook should alleviate growing conditions. Meanwhile, with herd rebuilding starting to wind down, beef production and exports in Queensland are expected to grow modestly in 2017-18, following significant falls in 2015-16 and 2016-17.

Services

Queensland tourism and education services continued to strengthen in 2016-17, with an estimated $5.0 billion and $4.1 billion of overseas exports revenue respectively. Queensland tourism and education export revenue will continue to be supported by rising incomes and desire to travel in Asia, as well as a competitive A$.

09	2017–18

Chart 3: Overseas merchandise exports1, Queensland

Note:

1.	Nominal, original.

Sources: Unpublished ABS trade data and Queensland Treasury.

Labour market

Labour market conditions are stronger than expected at the time of Budget. Following a decline in 2016, trend employment has risen 113,000 over the 12 months to November 2017. While job vacancies confirm a strengthening in hiring intentions, other indicators suggest that the improvement in Queensland economic conditions may be more moderate than implied by ABS Labour Force data.

A stronger labour market has drawn more participants into the labour force, with the participation rate reversing its decline of 2016. Employment growth has been predominately in the older (55+) and younger (15-24) age cohorts who are more likely to sit outside of the labour force (and hence unemployment) but respond to opportunities as they arise. A rising labour participation rate means that Queensland’s trend unemployment rate has only fallen 0.43 percentage point since Budget, to be 5.8% in November 2017, despite the strong trend employment growth of 1.9% over the period.

While employment growth has recovered more quickly than expected, gains have been concentrated in construction, reflecting the surge in residential dwelling activity, and accommodation and food services which is linked to stronger tourist activity. This warrants some caution about near-term momentum, particularly as peak construction employment draws near as the current cycle of large apartment projects reach completion. The non-market sector (health, education and public administration) has been a key driver of employment outcomes in recent years. Ongoing demand for these services (particularly health care), boosted by a growing and aging population, should see this sector continue to contribute to growth.

Wages growth remains quite low across the country. This is expected to continue in the short term with little inflationary pressure and ongoing spare capacity in the labour market. However, Queensland wages growth is expected to pick up, albeit modestly, over the next few years as domestic activity strengthens and this should provide some impetus to household income growth.

MID YEAR FISCAL AND ECONOMIC REVIEW	10

Chart 4: Queensland labour market1

Notes:

1.	2017-18 and 2018-19 are forecasts.
2.	Employment growth is through-the-year growth rate to the June quarter (seasonally adjusted) and the unemployment rate is the seasonally adjusted rate for the June quarter.

Sources: ABS 6202.0 and Queensland Treasury.

Since Budget, conditions facing regionally important industries, including in the resource sector and tourism, have continued to strengthen. For example, coal prices and associated import demand from China have held up, better winter rainfall has eased drought conditions in some areas and tourism numbers continue to improve. Reflecting these trends, the gap between the Regional and South East Queensland unemployment rates has narrowed substantially over the course of 2017.

Chart 5: Unemployment rate by region1

Note:

1.	Based on 12-month moving averages.

Source: ABS 6291.0.55.001.

11	2017–18

FISCAL OVERVIEW

The key fiscal aggregates of the General Government Sector are outlined in Table 3.

Table 3: General Government sector – key fiscal aggregates1

	2016-17	2017-18	2017-18	2018-19	2019-20	2020-21
	Actual[2]	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue	56,194	55,869	56,464	56,246	57,746	59,346
Expenses	53,373	55,723	55,980	56,081	57,439	58,816
Net operating balance	2,821	146	485	165	307	531
PNFA[3]	4,634	5,123	4,965	6,626	7,486	6,910
Fiscal balance	536	(2,363)	(1,681)	(4,249)	(3,541)	(2,742)
Borrowing	33,260	33,758	32,502	33,912	36,629	39,390
Borrowing (NFPS)[4]	71,904	71,989	71,222	74,225	77,324	80,843

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	NFPS: Non-Financial Public sector.

Net Operating Balance

The General Government sector net operating surplus is expected to be $485 million in 2017-18. As shown in Chart 6, this is an improvement on the 2017-18 Budget estimated surplus of $146 million.

The improved position has primarily been driven by an uplift in revenue forecasts, supported by evidence of an improved outlook for coal prices, stronger than anticipated national GST collections and increased returns from Government Owned Corporations.

The stronger outlook for revenue has been partly offset by increased expense forecasts, associated with factors such as technical parameter adjustments, changes to the timing of agency expenditure and decisions made by Government between the 2017-18 Budget and 2017 election commitments.

A fall in the anticipated GST revenue accruing to Queensland of $166 million will impact the net operating balance in 2019-20. The GST reduction in 2019-20 reflects that the calculated relativity used to distribute the GST is expected to be lower due to the averaging effect of revenue increases in the three previous years.

Chart 6: Net operating balance 2017-18 to 2020-21

MID YEAR FISCAL AND ECONOMIC REVIEW	12

Reconciliation with 2017-18 Budget

Table 4 provides a breakdown of the movements in the net operating balance since the 2017-18 Budget.

Table 4: Reconciliation of net operating balance, 2017-18 Budget to 2017-18 MYFER1

	2017-18	2018-19	2019-20	2020-21
	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million
2017-18 Budget Net operating balance	146	117	704	408

GST revisions	100	153	(166)	35

Royalty revisions	389	129	107	182

Change to net flows from PNFC and PFC entities	234	149	(14)	50

Additional policy expense measures	(285)	(292)	(289)	(245)

Election commitment expense measures[2]	31	(145)	(152)	(100)

Election commitment revenue measures	—	158	164	169

Other parameter adjustments[3]	(130)	(103)	(49)	32

2017-18 MYFER Net operating balance	485	165	307	531

Notes:

1.	Numbers may not add due to rounding.
2.	Election commitment expense measures include reprioritisation measures as identified in the Queensland Labor’s Financial Statement 2017.
3.	Adjustments largely of a non-policy nature, primarily changes in interest expenses, depreciation, growth funding, equity to output swaps, deferrals, administered revenue and natural disaster payment revisions.

Revenue

General Government revenue in 2017-18 is estimated to be $56.464 billion, $596 million (1.1%) more than the 2017-18 Budget estimate. This largely reflects upwards revisions to revenue from royalties, GST, other Australian Government grants, and dividends from Government Owned Corporations. Across the period 2017-18 to 2020-21, these same factors, along with increased taxation revenue from new revenue measures, offset by adjustments to the accounting treatment of certain internal Government transactions, have resulted in total revenue being revised upwards by $927 million.

Revenue is expected to grow by 0.5% in 2017-18, following growth of 10.7% in 2016-17 due to revenue collections in 2016-17 being inflated by increased royalty, GST and transfer duty revenue, as well as the shifting of Natural Disaster Relief and Recovery Arrangements funding from 2015-16 to 2016-17.

Over the five years to 2020-21, revenue is estimated to grow by an average of 3.2% per annum compared with 3.0% forecast in the 2017-18 Budget. The slightly higher revenue growth across this period than estimated in the 2017-18 Budget is largely due to the revisions to key revenues as shown in Chart 7 below.

13	2017–18

Chart 7: Revisions to key revenue forecasts since the 2017-18 Budget

Since the 2017-18 Budget, royalty revenue has been revised upwards by $806 million across the period 2017-18 to 2020-21. This is mainly the result of coal prices being higher so far in 2017-18, with the premium hard coking coal spot price averaging around $US190/t compared with a Budget forecast of $US138/t for the first two quarters of 2017-18. In turn, recent strength in coal prices has indicated a slightly slower return from current levels to a medium-term price than anticipated in the 2017-18 Budget. The premium hard coking coal price is expected to progressively decline to a medium-term price of $US120/t, consistent with private sector forecasts.

Increases to revenue estimates for royalties and grants revenue are partially offset by the GST reduction in 2019-20 reflects that the calculated relativity used to distribute the GST is expected to be lower due to the averaging effect of revenue increases in the three previous years.

Over the period 2017-18 to 2020-21, taxation estimates have been increased by $521 million, most of which is due to revenue measures announced by the Government.

The Government’s election commitments have been funded through a combination of expenditure reprioritisations and the following revenue measures, to be implemented in consultation with key stakeholders:

•	a 0.5% increase in the land tax rate for aggregated holdings above $10 million from 1 July 2018

•	an increase in the Additional Foreign Acquirer Duty from 3% to 7% from 1 July 2018

•	an increase of $2 per $100 of dutiable value for vehicles valued above $100,000

•	a 15% point of consumption tax on online wagering operators from 1 July 2018.

Table 5: Impact of new revenue measures1

	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million	Total Forward Estimates
Land tax	71	76	80	227
Increased Additional Foreign Acquirer Duty	33	33	33	99
Premium motor vehicle duty	24	25	26	76
Online wagering tax	30	30	30	90
Total	158	164	169	491

Note:

1.	Numbers may not add due to rounding.

MID YEAR FISCAL AND ECONOMIC REVIEW	14

Royalty revenue revisions

Coal spot prices increased sharply in the last few months of 2016-17, before falling in the first quarter of 2017 and increasing again following STC Debbie. While coal volumes were also negatively impacted by STC Debbie in 2016-17, this has been offset by increased price estimates.

Following these increases, large declines in coal prices were expected over 2017-18 compared to 2016-17 as the coal price returned to longer term trends. The premium hard coking coal price was forecast to be US$131/t for 2017-18 in the 2017-18 Budget, but has averaged around US$190/t in the first two quarters.

The forecasts for coal prices for 2017-18 have been increased to reflect the current market conditions. Prices are expected to be slightly higher than the 2017-18 Budget forecasts over the whole forward estimates period although the difference is most significant over the next three quarters.

The impact of recent changes in coal prices on royalties is shown below, compared to estimates from previous Budgets.

Chart 8: Coal royalty revenue since the 2014-15 Budget

15	2017–18

Expenses

General Government expenses in 2017-18 are estimated to be $55.980 billion, $257 million higher than the Budget estimate. The increase is due to policy decisions since the 2017-18 Budget including new electricity affordability measures and the anticipated outcome of the Queensland Ambulance Service Remuneration Review, election commitments and technical adjustments. The growth in 2017-18 expenses is partly offset by whole-of-government reprioritisation expense measures and lower interest expenses.

General Government expenses across the forward estimates include election commitments totalling $1.4 billion. The Government continues to maintain a disciplined approach to managing the State’s finances with election commitments being fully funded through reprioritisation and revenue measures. Total expenses are projected to grow at an average annual rate of 3.3% over the five years to 2020-21 compared with 3.2% forecast in the 2017-18 Budget.

The Government’s election commitments will further its key policy priorities of strengthening economic growth, particularly in the regions, providing jobs and building better communities. Key election commitments impacting on expenses across the forward estimates include:

•	a further $200 million over three years for the Works for Queensland program, supporting regional councils to undertake job-creating maintenance and minor infrastructure works

•	additional $160 million to extend the Back to Work program in regional Queensland, including a mature aged workers boost

•	funding of $180 million for Skilling Queenslanders for Work

•	increase of $70 million for Building our Regions Round 4 to deliver critical infrastructure for the regions

•	providing $48 million to attract new international airline routes and cruise ships to Queensland as part of the Growing Tourism, Growing Tourism Jobs initiative

•	additional funding for Putting Patients First: Specialist Outpatient Strategy

•	extension of First Home Owners’ Grant until June 2018.

Reprioritisations

Putting Queenslanders First outlined this Government’s election commitments and associated costings for the 2017 election.

To enable implementation of election commitments and continued delivery of the 2017-18 State Budget initiatives, the Government has identified a $1 billion reprioritisation measure (excluding Queensland Health) over the forward estimates. Delivery of this measure will not be at the cost of public service jobs nor the sale of strategic income-earning assets.

Emerging Fiscal Pressures

At any given time, issues with potentially significant fiscal impacts will exist. However, until they have been considered by Government and have formal agreements in place, uncertainty remains as to when these issues will impact the net operating balance. As a result, the below emerging fiscal pressures have not been included in the current fiscal estimates.

School Funding Agreement

The Australian Government is currently in negotiation with State and Territory Governments to renew the Schools Funding Agreement. The agreement may require the State to grow its school funding effort over the coming years. States and Territories are negotiating the measurement methodology, including the length of the transition period.

Commonwealth Redress Scheme

The Queensland Government is in consultation with the Australian Government and other jurisdictions for the establishment of a Commonwealth Redress Scheme for survivors of institutional child sexual abuse.

MID YEAR FISCAL AND ECONOMIC REVIEW	16

INTERGOVERNMENTAL FINANCIAL RELATIONS

Australian Government Payments

Payments from the Australian Government contribute to Queensland’s ability to meet its current and future service delivery and infrastructure responsibilities. However, Queensland’s capacity to manage these responsibilities continues to be impacted by uncertainty of funding from the Australian Government for critical services and infrastructure.

The Australian Government announced new funding agreements in the 2017-18 Commonwealth Budget for schools, housing and homelessness, and skills. However, the Australian Government has imposed strict conditions on access to funding and enshrined, or sought to enshrine, conditions for the School Funding Agreement and National Housing and Homelessness Agreement in legislation without prior consultation with states and territories. Such conditions are inconsistent with the principles of the Intergovernmental Agreement on Federal Financial Relations.

Ongoing funding for other essential services including early childhood education and remote housing also remains uncertain. There are 12 agreements due to expire in 2017-18 or 2018-19 which are recommended for continued funding. These expiring agreements are worth $1.4 billion to Queensland over the lives of the agreements (which vary between one and ten years).

When funding agreements expire, states and territories are left with limited opportunities to deal with the expiring agreement as the final decision on continued funding is made through the Australian Government’s budget process. An early indication on the future of expiring agreements is necessary to enable states to undertake effective service delivery and budgetary planning. The Queensland Government continues to negotiate with the Australian Government to secure new ongoing funding arrangements that will put the funding of essential services and infrastructure on a secure and sustainable footing.

The Australian Government released its 2016-17 Final Budget Outcome (FBO) in September 2017. The FBO resulted in a $99.8 million increase to Queensland’s GST revenue estimate for 2017-18, reflecting an underpayment in 2016-17 due to higher than expected national GST collections.

The Productivity Commission is currently reviewing Australia’s system of horizontal fiscal equalisation (HFE), which underpins the distribution of GST revenue to states and territories. In its draft report, the Commission has canvassed several alternative systems which if adopted, would compromise the ability of Queensland and other jurisdictions to deliver similar standards of services to all Australians regardless of the state in which they live. The reform proposals do not properly account for the differing circumstances of each state, including the challenges Queensland faces in providing equitable access to services including education, health and transport, across a highly decentralised population, with many regional and remote communities. Queensland is working with the Commission to ensure the State’s circumstances are fully reflected in the final findings and it receives a fair share of GST revenue. The Commission is due to report back to the Australian Government by the end of January 2018.

17	2017–18

BALANCE SHEET

Balance Sheet Measures

Commencing with the 2015-16 State Budget, the Government established a program of balance sheet measures to reduce General Government debt without selling Government Owned Corporations, without increasing taxes and without cutting services.

The Queensland Government’s Debt Action Plan is directed by the Government’s Fiscal Principles and focuses on better balance sheet management. Under the Debt Action Plan, the Government implemented measures to establish a different approach to the management of both the Defined Benefit Scheme and long service leave funds, along with changes to capital structures of Govenrment Owned Corporations and the way Government manages its cash to take advantage of underutilised cash balances.

The changes in balance sheet management since the establishment of the Debt Action Plan have contributed to significant improvements in the State’s debt position. This is best demonstrated by the change in the General Government Sector debt to revenue ratio over time with the forecast ratio of 58% for 2017-18 being significantly lower than the peak of 91% in 2012-13.

General Government sector

General Government sector borrowings are estimated to be $32.502 billion at 30 June 2018, $1.256 billion less than the 2017-18 Budget estimate. This is partly driven by the flow through impact of lower than expected 2016-17 borrowings, as well as enhanced cash management, higher than expected operating cash flows and lower than expected Purchases of Non-Financial Assets (PNFAs) in 2017-18. Borrowings are lower in each year compared to the 2017-18 Budget.

Increases in borrowing in the forward estimates reflect the ramp up of the capital program with a modest increase reflecting the Government’s commitment to fiscally responsible infrastructure investment.

Non-Financial Public Sector

The Non-financial Public sector (NFPS) is the consolidation of the General Government and the Public Non-financial Corporations sectors, with transactions between these sectors eliminated.

The Government’s focus has been on managing General Government Sector debt as the remainder of non-financial public sector borrowings are primarily held by Government Owned Corporations and are supported by income generating assets including key pieces of economic infrastructure.

Borrowings of $71.222 billion are projected at 30 June 2018 in the NFPS, $767 million less than the 2017-18 Budget estimate and $10.848 billion less than at the time of the 2014-15 Budget, primarily as a result of lower borrowings in the General Government sector. As a result of this improvement rolling into subsequent years, and despite an increase over the four years to 2020-21 of $1.639 billion in the capital program since the 2017-18 Budget, by 2020-21, borrowings are expected to be $305 million lower than anticipated in the 2017-18 Budget at $80.843 billion.

MID YEAR FISCAL AND ECONOMIC REVIEW	18

Capital Program

General Government sector

The General Government capital program in 2017-18 is estimated to be $7.157 billion, slightly lower than the 2017-18 Budget. Over the four years to 2020-21, the capital program comprises $25.987 billion in purchases of non-financial assets, $4.536 billion in capital grants and $1.704 billion in finance leases, a total capital program of $32.227 billion. This is $1.346 billion higher than the 2017-18 Budget mainly due to the Government’s continued investment in infrastructure, such as the Building Better Hospitals and Schools programs which support jobs growth and the Queensland economy.

Non-Financial Public Sector

Purchases of non-financial assets in the Non-financial Public sector in 2017-18 are estimated to be $7.938 billion, generally in line with the 2017-18 Budget. In 2018-19, purchases of non-financial assets are expected to increase by a further $1.881 billion to $9.819 billion, with a total of over $38 billion across the four years to 2020-21. In addition to this, capital grants and finance leases totalling $4.496 billion and $1.705 billion respectively bring the total capital program over the same period to $44.389 billion.

19	2017–18

GOVERNMENT FISCAL PRINCIPLES

The Government remains committed to its fiscal principles, which underpin the development of the State’s fiscal strategy and financial decision-making.

Table 6: The fiscal principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2017–18 Budget %	2017–18 MYFER %
Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio	2016–17	60	59
	2017–18	60	58
	2018–19	65	60
	2019–20	67	63
	2020–21	70	66

	General Government net operating cash flows as a proportion of net investments in non-financial assets
		2017–18 Budget %	2017–18 MYFER %
Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing	2016–17	126	133
	2017–18	59	69
	2018–19	48	49
	2019–20	47	40
	2020–21	55	53

	General Government purchases of non-financial assets
		2017–18 Budget ($ million)	2017–18 MYFER ($ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging	2016–17	4,416	4,634
	2017–18	5,123	4,965
	2018–19	6,471	6,626
	2019–20	7,015	7,486
	2020–21	6,462	6,910

	General Government own–source revenue to GSP
Maintain competitive taxation by ensuring that General Government sector own–source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates	2017–18 Budget:		7.7%
	2017-18 MYFER:		8.3%
	Average across the forward estimates:		8.0%
Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (as at June 2017), accruing superannuation liabilities were fully funded. The WorkCover scheme was also fully funded as at 30 June 2017.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth	FTE growth
	Average across the forward estimates:		1.7%
	Population growth
	Average across the forward estimates:		1 3⁄4%

MID YEAR FISCAL AND ECONOMIC REVIEW	20

Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio

A primary fiscal focus for the Government is managing the debt of the General Government sector, and servicing this debt from within the General Government sector through tax revenue, charges and royalties. Targeting ongoing reductions in the debt to revenue ratio enables the Government to improve the State’s fiscal sustainability.

As a result of significant initiatives implemented through the Debt Action Plan, the General Government sector’s debt to revenue ratio has fallen substantially from a peak of 91% in 2012-13 to 58% in 2017-18, an improvement on the forecast at the 2017-18 Budget.

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing

2017-18 has seen an increase in the proportion of net investments in non-financial assets to operating cashflows from 59% to 69%, driven in part by an upward revision to revenue projections.

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

The 2017-18 MYFER sees General Government sector purchases of non-financial assets (capital purchases) increase from $4.634 billion in 2016-17 to $4.965 billion in 2017-18. Capital purchases over the next three years (2018-19 to 2020-21) average around $7 billion per annum.

Principle 4 – Maintain competitive taxation by ensuring that General Government sector own–source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

General Government own source revenue is forecast to be 8.3% of nominal gross state product in 2017-18 and an average of 8.0% across the forward estimates. This ensures the Government’s revenue efforts do not constrain economic activity or place an undue burden on households.

Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover.

The latest full actuarial review of the QSuper scheme, as at 30 June 2017, found the scheme to be fully funded. WorkCover is also fully funded as at 30 June 2017.

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth

Across the forward estimates, average growth is just under 1.7%, broadly in line with expected population growth.

21	2017–18

UPDATE ON KEY

GOVERNMENT POLICIES

Creating jobs

The Palaszczuk Government’s commitment to driving job creation and improving employment opportunities for all Queenslanders has seen an additional 113,000 jobs created across Queensland over the year to November 2017.

The Government’s economic plan and employment policy agenda continues to focus on enhancing Queenslanders skills and capability to enable all Queenslanders access to opportunities created by the State’s ongoing economic growth. In particular, key initiatives such as Works for Queensland, Back to Work, Skilling Queenslanders for Work and Sticking Together continue to foster the creation of employment opportunities, as well as provide training and skills development, for disadvantaged groups within the labour market.

Works for Queensland

The Government has committed to an additional $200 million expansion of the Works for Queensland program to continue to create regional jobs. The additional funding will increase the program to a total of $600 million invested into local communities throughout the state.

Funding provided as part of the Works for Queensland program is to be spent on job-creating maintenance and minor infrastructure projects relating to assets owned or controlled by local governments. The initial Works for Queensland program saw local councils have more than 700 projects approved, with projects ranging from roadworks to upgrading parks and playgrounds, and delivering renewable energy infrastructure.

Back to Work

A core policy objective of the Government is to lead Queensland to a more prosperous and inclusive future. The Back to Work program is a key initiative contributing to the achievement of this commitment – improving employer confidence to take on unemployed jobseekers, providing an economic boost to Queensland businesses and supporting disadvantaged jobseekers into the workforce. Back to Work includes:

•	support payments for employers of up to $20,000

•	locally based Back to Work Teams to work with employers and jobseekers.

As at 8 December 2017, 9,762 jobseekers have been employed under Back to Work representing more than $64.5 million in total payments to 4,852 Queensland employers. This includes 8,910 regional jobseekers and 852 jobseekers employed under the South East Queensland program, which commenced on 1 July 2017.

In recognition of the success of this program the Government recently announced, as part of the 2017 election, a $155 million extension of the Back to Work Regional Program for a further two years to 2019-20, to support employment outcomes in regional Queensland. An additional $5 million was also announced for a $20,000 Mature Aged Workers Boost from 1 January 2018 for six months, to support employers hiring unemployed jobseekers aged 55 and over. This brings the Government’s total investment in Back to Work to $337.5 million over four years.

Sticking Together

The Government is committed to assisting jobseekers from groups traditionally facing disadvantage to find and retain work. As part of this, $900,000 has been committed to implement the Sticking Together pilot, an innovative coaching and mentoring approach aimed at reducing youth unemployment in Cairns, Townsville and Logan.

Thirty disadvantaged young people have been selected in each location to participate in the pilot. Skilled coaches have commenced working with the young people, providing mentoring and support to build their skills, confidence and resilience to cope with situations in and out of the workplace. The coaches also work with employers to build and maintain a positive workplace relationship.

MID YEAR FISCAL AND ECONOMIC REVIEW	22

Skilling Queenslanders for Work

Education doesn’t stop at school and that’s why the Palaszczuk Government’s Skilling Queenslanders for Work program provides participants with the opportunity to undertake training to obtain work and build their careers. To continue to help Queenslanders back into work, the Government announced as part of the election campaign, an additional $180 million over three years, bringing total funding to $420 million by 2020-21.

As at 30 November 2017, 19,645 people had completed a Skilling Queenslanders for Work program with an overall 12,431 jobseekers gaining employment as a result of participation within Skilling Queenslanders for Work. The new funding boost will focus on areas of high youth unemployment and depressed local labour markets experiencing business closures and retrenchments.

This is a key part of the Palaszczuk Government’s commitment to increase workforce participation and strengthen the performance of the Queensland economy by improving work opportunities for disadvantaged Queenslanders.

Investing in Tomorrow – Future-Proofing Queensland

The Palaszczuk Government is committed to investing in infrastructure and services that meet the needs of Queensland’s growing population, create jobs and promote long term economic growth across the State. Since the 2017-18 Budget, the Government has been delivering on its capital program supporting 29,000 jobs.

Cross River Rail

Responding to the growing transport needs of South East Queensland, the Palaszczuk Government will deliver the $5.409 billion Cross River Rail project. Cross River Rail represents a significant boost to the economy, and will enable vital future connections to Queensland’s growing regions.

The 10.2km rail line will run from Dutton Park to Bowen Hills through the Brisbane CBD and will see construction of new and upgraded stations. The Government is also committed to progressing integration of the Brisbane Live project within the Cross River Rail project to deliver an entertainment and integrated transport precinct.

Delivery of Cross River Rail project works has commenced, with demolition of the former Goprint site in Woolloongabba commencing in October 2017 and formal Expressions of Interest for the main works packages closing in November 2017.

Health capital

The 2017-18 Budget identified a capital investment program of $916.1 million in 2017-18 for Queensland Health which included:

•	$47.6 million ($208.4 million over four years) for essential upgrades to health facilities and supporting infrastructure in rural and regional Queensland including Kingaroy, Blackall, Sarina, Townsville, Maryborough, Cairns, and Mer (Murray) Island

•	$8.7 million ($68.2 million over four years) to establish a new Adolescent Extended Treatment Facility at The Prince Charles Hospital, two new adolescents Step Up Step Down units in Brisbane, and refurbishment of two adolescent Day Program spaces at Logan and the Gold Coast

•	$61.1 million as part of the $180 million Enhancing Regional Hospitals Program for upgrades at the Hervey Bay and Gladstone Emergency Departments, Caloundra Health Service and Roma Hospital

•	$135.4 million for information technology equipment, and information communication and technology to ensure continued efficiency of the Queensland Health system.

The 2017-18 Budget also included $103.2 million over four years for preparatory works for redevelopments at Logan, Caboolture and Ipswich hospitals to increase capacity to deal with population growth.

This commitment has now been reaffirmed, with the Government identifying a further $576 million for Building Better Hospitals during the 2017 election (increasing total funding to $679 million) which includes delivery of the expansions at these locations and expansion and refurbishment of the Logan Hospital maternity ward.

23	2017–18

Housing strategy

Understanding the need for safe, affordable and appropriate housing, the Palaszczuk Government, in the 2017-18 Budget, committed $1.8 billion for the 10-year Queensland Housing Strategy to deliver more social and affordable housing, and transform the way housing services are delivered in Queensland. The Strategy includes $1.2 billion to renew the existing social housing portfolio and $420 million for a housing construction program.

A Housing Partnerships Office has been established to deliver contemporary housing projects, and an Expression of Interest process has been undertaken for the construction of new social and affordable housing under the Housing Construction Jobs Program. Capital investment over the first five years of the Strategy aims to deliver 2,972 new social homes and 1,034 new affordable homes, supporting 600 jobs per year.

World class education

To prepare young people for the challenges of tomorrow, the Palaszczuk Government continues to invest in world class education facilities, committing additional funding during the 2017 election of $308 million for the Building Future Schools for Queensland fund, which now totals $808 million.

The additional funding will help meet growing demand for state schools with the fund delivering ten new schools in growth areas. Included in the additional funding is a primary school and four secondary schools in Ipswich, Yarrabilba, North Lakes/Mango Hill and the northern Gold Coast. This is on top of the three previously funded high schools in Calliope, Fortitude Valley and Brisbane Inner City South; a primary school at Springfield West; and a new special school to relieve pressure on existing special education facilities in the Caboolture area.

The Government has also committed $235 million to fund a high school renewal and refurbishment program for 17 high schools across Queensland. This program will provide improved learning facilities and opportunities for stronger community engagement.

The Government will invest $97 million over three years, 2017-18 to 2019-20, to deliver solar PV systems and energy efficiency measures to over 800 of Queensland’s state schools.

Bruce Highway / M1

To enhance Queensland’s local, state and national road networks the Government committed $4.32 billion in transport funding in 2017-18, and close to $21 billion over the four years from 2017-18 to 2020-21. Building on this commitment, the Palaszczuk Government has provided additional funding for further improvements on the Pacific Motorway (M1), including $206 million towards upgrading the section between Varsity Lakes and Tugun to reduce congestion and improve safety.

The Bruce Highway, running almost 1,700 kilometres from Brisbane to Cairns, is the lifeblood of Queensland’s regional economies. The Government has committed to maintaining its investment in the $8.5 billion Bruce Highway Upgrade program (jointly funded with the Australian Government) and has committed to establishing an annual $1 billion Bruce Highway Trust to deliver long-term investment certainty. Future-proofing the Bruce Highway is also critical to delivering economic growth, with the Government committing an initial investment of $128.5 million over two years from 2019-20 from the State Infrastructure Fund.

TAFE refurbishments

The Government has committed a further $85 million over three years for the redevelopment and refurbishment of six TAFE facilities. The Pimlico campus in Townsville will be redeveloped and the sites at Cairns, Mount Gravatt and Toowoomba will be reconfigured and refurbished. This also includes funding for the training needs at Redlands and the Gold Coast facilities. The funding will modernise the TAFE facilities and provide a high-quality training environment for students.

MID YEAR FISCAL AND ECONOMIC REVIEW	24

Infrastructure Projects

In the past 12 months, the state government has continued to work with the Australian Government and the business community on a range of infrastructure projects that will provide significant stimulus to economic and employment growth in Queensland. These projects include:

•	Queen’s Wharf Brisbane – The Destination Brisbane Consortium has almost completed demolition works required for the $3 billion Queen’s Wharf Brisbane Integrated Resort Development, with excavation works to begin in early 2018. This urban renewal project will create an iconic world class tourism offering and provide significant economic development opportunities for Queensland, supporting more than 2,000 jobs during construction and 8,000 ongoing jobs when the Integrated Resort Development is operational in around 2022.

•	Herston Quarter Redevelopment Project – this $1.1 billion project will deliver a major health-led, mixed use precinct adjacent to the Royal Brisbane and Women’s Hospital. The mixed use development will include a $300 million specialist public health facility, a private hospital, a range of accommodation including aged, retirement and residential living, retail and public areas. Metro North’s private development partner, Australian Unity will deliver the project in stages over the next 10 years. Following contractual close in early 2017, site preparation works were underway throughout 2017 to enable construction of the new specialist public health facility on the site of the former Royal Children’s Hospital to commence in early 2018.

•	Gold Coast Light Rail (Stage 2) – this $420 million project extends the existing light rail system to connect with the heavy rail network at Helensvale with services commencing in December 2017.

•	European Train Control System Project – this $634.3 million project will deliver a significant upgrade of the inner-city rail signaling and communication system and is a precursor to the Cross River Rail project. Expressions of interest were called during 2017 with a contract to be awarded in 2018.

•	New Generation Rollingstock – this $4.4 billion Public Private Partnership will provide Queensland Rail with 75 new trains to replace aged fleet and expand service capacity, including additional services for the 2018 Commonwealth Games. The first three trains have been accepted into operational service with initial passengers carried on 11 December 2017.

•	Toowoomba Second Range Crossing – construction of this $1.6 billion, 41 kilometre bypass route is expected to be completed in late 2018.

Land Restoration Fund

As part of the 2017 election, the Palaszczuk Government committed to the establishment of a $500 million Land Restoration Fund to support land sector carbon projects, with this capital raised through the issuance of a Green Bond.

Establishment costs of $30 million have been included in the Government’s forward estimates and further work is planned for early 2018 to develop appropriate governance and administration arrangements that support the Fund.

Supporting Queenslanders

The 2017-18 Budget provided over $5.3 billion in concessions to help Queenslanders who need it most. The Palaszczuk Government remains committed to easing cost of living pressures for households and small businesses through a range of initiatives that support Queenslanders at all stages of life.

First Home Owners’ Grant

To help Queenslanders move into their first home sooner, the Queensland First Home Owners’ Grant provides a one-off payment towards the purchase or construction of a new home. As part of the 2017 election, the Palaszczuk Government announced additional funding of $51 million to continue the extension of the grant from $15,000 to $20,000 for contracts made between 1 July 2016 and 30 June 2018.

From 1 July 2016 to 30 November 2017, $246 million of grant payments have been provided to first home buyers, including 9,868 of the enhanced Queensland First Home Owners’ Grant worth $197 million. These payments are helping eligible Queenslanders who are buying or building a new house, unit or townhouse valued at less than $750,000 achieve the dream of owning their first home sooner, with Chart 9 demonstrating the increase in the number of first home buyers since 1 July 2016. The Grant is also encouraging investment in the new housing market and providing support for existing and new jobs in the building industry and supply sectors.

25	2017–18

Chart 9: Queensland first home buyers – dwellings financed1

Note:

1.	Based on 12-month moving total.

Source: ABS 5609.0

Powering Queensland Plan

The Palaszczuk Government continues to invest in the energy sector to deliver affordable and reliable energy essential for Queensland businesses to be competitive and generate jobs, and importantly to assist Queenslanders to manage their household budgets.

The Palaszczuk Government’s Powering Queensland Plan announced in the 2017-18 Budget committed $1.16 billion to ensure Queenslanders continue to benefit from an affordable and secure supply of electricity. Key components of the plan include providing electricity price relief of $771 million; and working with Queensland’s publicly owned generators to place downward pressure on wholesale prices, including increasing the competitiveness of the Queensland wholesale energy market through the creation of CleanCo.

The Palaszczuk Government is now building on the Powering Queensland Plan with an additional $150 million to expand renewable energy and $300 million in energy affordability and reform initiatives. This includes an ‘Easy Pay Reward’ to help regional businesses and households save on their electricity bills, rebates for energy efficient appliances of up to $300, and an Asset Ownership Dividend of $50 for every household bill over the next two years. By providing price relief and reforming the sector, the Palaszczuk Government is delivering better outcomes for consumers.

Payroll Tax for Apprentices and Trainees

The Government remains committed to addressing youth unemployment and building Queensland’s skills base. Amendments were made to the Payroll Tax Act 1971 to provide a payroll tax rebate of 25% on the wages of qualifying apprentices and trainees for the financial years 2015-16 to 2017-18. On 18 July 2016, the Government announced an increase of the rebate to 50% for the 2016-17 financial year and this increase was recently extended until 30 June 2018.

The rebate increase was introduced to make it even more attractive for employers to hire and keep apprentices and trainees and grow their businesses, assisting Government objectives to boost skills and create jobs, particularly in regional Queensland. Since 1 July 2015, $42.1 million in rebates have been provided to approximately 4,356 businesses in Queensland to support apprentices and trainees.

Made in Queensland

The Palaszczuk Government is committed to supporting Queensland’s manufacturing sector, providing an additional $20 million to the Made in Queensland grants program. This now doubles the Government’s investment, bringing total funding to $40 million to support the manufacturing sector to create more jobs, become more internationally competitive, and adopt new processes and technologies.

Under this initiative, eligible Queensland manufacturing businesses employing between five and 200 staff are able to apply for matching grants of between $50,000 and $2.5 million. So far, over 600 registrations of interest have been recorded, with more than $8.6 million of funding granted to 26 projects.

MID YEAR FISCAL AND ECONOMIC REVIEW	26

Leading through innovation

The Palaszczuk Government is focused on policies that provide an environment that supports businesses and jobs growth. This includes encouraging business and industry to enter new markets and invest in Queensland, and leverage technology and innovation to drive productivity and reduce inequalities.

Advance Queensland

The Government has committed a further $93 million over four years to the Advance Queensland jobs and innovation initiative, lifting the total Advance Queensland package to more than $500 million. This includes $30 million for the Ignite Ideas Fund and a further $20 million for the Advance Queensland Industry Attraction Fund. As at 30 September 2017, the Government has committed nearly $250 million to back more than 2,000 innovators, whose projects are driving 9,426 jobs.

International Broadband Submarine Cable

The Government has committed to provide $15 million from the Jobs and Regional Growth Fund towards the Sunshine Coast International Broadband Submarine Cable project. This project will directly connect Queensland with global communications systems and presents an opportunity to leverage the existing Government-owned fibre network which reaches as far north as Port Douglas while also extending to regional centres such as Toowoomba, Roma and Mount Isa. The extra capacity is expected to provide an opportunity for local internet service providers to enter the market, thereby increasing competition to improve services and drive down prices for regional Queenslanders.

Market-Led Proposals

The Palaszczuk Government continues to deliver Market-Led Proposals which provide an innovative pathway for the private sector to contribute to the delivery of services and infrastructure that address community needs. Usually low cost and low risk for government, they deliver on a government priority in a way that provides value for money and where direct negotiation can be justified.

Two proposals have reached contractual close. The $512 million Logan Motorway Enhancement Project is upgrading parts of the Logan and Gateway Extension motorways, including improving key congestion hot spots, building new south-facing ramps at Compton Road, and establishing two kilometres of shared cycle and pedestrian paths. The project, due for completion in 2019, will create about 1,300 jobs as well as deliver increased productivity and efficiency in South East Queensland’s road freight transport industry.

The $158 million Brisbane International Cruise Terminal Project responds to the increasing popularity of cruising, industry growth and an increase in the number of larger cruise ship vessels needing to berth in Brisbane. Under the agreement with the State, the Port of Brisbane will privately fund and finance the project, with no financial contribution required from the State. The project is likely to support an average of 245 jobs per annum over the two years of construction, will safeguard the existing 1,250 jobs related to the cruise industry in Brisbane, and add an additional 49 jobs on average each year over the next 20 years. Site preparation works commenced in November 2017, with completion of the project targeted for March 2020.

27	2017–18

UNIFORM PRESENTATION FRAMEWORK AND LOAN COUNCIL ALLOCATION

Table 7: General Government Sector Operating Statement1

		2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
	Revenue from Transactions
	Taxation revenue	12,919	13,298	13,303	14,199	15,016	15,881
	Grants revenue	27,383	27,631	27,949	27,985	28,534	29,238
	Sales of goods and services	5,642	6,067	5,810	5,791	6,007	6,113
	Interest income	2,336	2,330	2,281	2,177	1,916	1,819
	Dividend and income tax equivalent income	2,690	2,057	2,191	1,855	1,974	1,814
	Other revenue	5,222	4,487	4,929	4,239	4,298	4,482
	Total Revenue from Transactions	56,194	55,869	56,464	56,246	57,746	59,346

Less	Expenses from Transactions
	Employee expenses	21,258	22,420	22,650	23,307	24,348	25,255
	Superannuation expenses
	Superannuation interest cost	514	600	661	698	717	728
	Other superannuation expenses	2,661	2,753	2,806	2,831	2,867	2,908
	Other operating expenses	15,582	17,037	16,897	15,074	15,289	15,479
	Depreciation and amortisation	3,068	3,093	3,086	3,209	3,323	3,457
	Other interest expenses	1,722	1,706	1,505	1,526	1,604	1,691
	Grants expenses	8,568	8,114	8,375	9,436	9,290	9,295
	Total Expenses from Transactions	53,373	55,723	55,980	56,081	57,439	58,816
Equals Net Operating Balance		2,821	146	485	165	307	531

Plus	Other economic flows - included in operating result	381	(75)	290	115	243	338

Equals	Operating Result	3,202	71	774	280	550	869

Plus	Other economic flows - other movements in equity	(176)	3,785	2,558	2,176	1,873	1,733

Equals	Comprehensive Result - Total Change In Net Worth	3,027	3,856	3,332	2,457	2,423	2,602

	KEY FISCAL AGGREGATES

	Net Operating Balance	2,821	146	485	165	307	531

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	4,634	5,123	4,965	6,626	7,486	6,910
	Less Sales of non-financial assets	389	392	389	347	380	262
	Less Depreciation	3,068	3,093	3,086	3,209	3,323	3,457
	Plus Change in inventories	5	73	43	(31)	(116)	(99)
	Plus Other movements in non-financial assets	1,103	797	633	1,375	180	180
	Equals Total Net Acquisition of Non-financial Assets	2,285	2,508	2,165	4,415	3,848	3,272
Equals Fiscal Balance		536	(2,363)	(1,681)	(4,249)	(3,541)	(2,742)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

MID YEAR FISCAL AND ECONOMIC REVIEW	28

Table 8: Public Non-financial Corporations Sector Operating Statement1

		2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
	Revenue from Transactions
	Grants revenue	1,491	647	648	613	639	636
	Sales of goods and services	12,712	10,950	11,492	11,162	11,561	11,792
	Interest income	45	37	39	44	40	50
	Dividend and income tax equivalent income	15	14	14	14	14	14
	Other revenue	381	300	339	259	228	222
	Total Revenue from Transactions	14,644	11,948	12,531	12,092	12,483	12,714

Less	Expenses from Transactions
	Employee expenses	1,654	1,925	1,922	1,941	1,984	2,017
	Superannuation expenses
	Superannuation interest cost	(4)
	Other superannuation expenses	241	155	156	158	161	164
	Other operating expenses	4,286	3,388	3,859	3,712	3,766	3,983
	Depreciation and amortisation	2,382	2,575	2,553	2,657	2,754	2,791
	Other interest expenses	2,030	1,952	1,906	1,874	1,915	1,960
	Grants expenses	791	21	21	21	21	22
	Other property expenses	849	578	623	548	593	538
	Total Expenses from Transactions	12,229	10,594	11,040	10,910	11,195	11,474
Equals	Net Operating Balance	2,415	1,354	1,491	1,181	1,288	1,240

Plus	Other economic flows - included in operating result	(176)	57	(31)	(64)	(138)	(133)

Equals	Operating Result	2,239	1,412	1,460	1,117	1,150	1,107

Plus	Other economic flows - other movements in equity	(1,572)	60	(1,167)	(978)	(1,184)	(1,118)

Equals	Comprehensive Result - Total Change In Net Worth	666	1,472	293	139	(34)	(11)

	KEY FISCAL AGGREGATES

	Net Operating Balance	2,415	1,354	1,491	1,181	1,288	1,240

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	2,708	2,866	2,974	3,192	3,052	2,983
	Less Sales of non-financial assets	71	46	48	48	47	37
	Less Depreciation	2,382	2,575	2,553	2,657	2,754	2,791
	Plus Change in inventories	4	3	(1)	7	8	6
	Plus Other movements in non-financial assets	68	68	68	68	69	70
	Equals Total Net Acquisition of Non-financial
	Assets	327	316	439	564	328	231
Equals	Fiscal Balance	2,088	1,038	1,052	618	960	1,009

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

29	2017–18

Table 9: Non-financial Public Sector Operating Statement1

		2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
	Revenue from Transactions
	Taxation revenue	12,685	13,062	13,056	13,936	14,732	15,573
	Grants revenue	27,415	27,722	28,041	28,068	28,617	29,323
	Sales of goods and services	16,545	15,025	15,305	14,927	15,423	15,687
	Interest income	2,381	2,367	2,321	2,220	1,957	1,869
	Dividend and income tax equivalent income	215	103	103	117	142	173
	Other revenue	5,598	4,786	5,268	4,498	4,526	4,704
	Total Revenue from Transactions	64,840	63,066	64,094	63,766	65,398	67,327

Less	Expenses from Transactions
	Employee expenses	22,809	24,249	24,476	25,150	26,232	27,171
	Superannuation expenses
	Superannuation interest cost	510	600	661	698	717	728
	Other superannuation expenses	2,902	2,908	2,962	2,989	3,027	3,072
	Other operating expenses	18,042	18,428	18,753	16,754	16,904	17,237
	Depreciation and amortisation	5,450	5,668	5,639	5,866	6,077	6,249
	Other interest expenses	3,637	3,530	3,272	3,246	3,348	3,459
	Grants expenses	7,900	7,579	7,840	8,928	8,756	8,766
	Total Expenses from Transactions	61,251	62,961	63,604	63,630	65,063	66,681
Equals	Net Operating Balance	3,589	105	490	136	336	646

Plus	Other economic flows - included in operating result	45	(37)	(141)	(221)	(323)	(315)

Equals	Operating Result	3,634	67	349	(85)	12	332

Plus	Other economic flows - other movements in equity	(608)	3,789	2,983	2,542	2,411	2,271

Equals	Comprehensive Result - Total Change In Net Worth	3,027	3,856	3,332	2,457	2,423	2,602

	KEY FISCAL AGGREGATES

	Net Operating Balance	3,589	105	490	136	336	646

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	7,305	7,989	7,938	9,819	10,538	9,893
	Less Sales of non-financial assets	460	438	438	394	427	299
	Less Depreciation	5,450	5,668	5,639	5,866	6,077	6,249
	Plus Change in inventories	10	77	42	(24)	(108)	(93)
	Plus Other movements in non-financial assets	1,171	865	701	1,443	250	250
	Equals Total Net Acquisition of Non-financial Assets	2,576	2,825	2,604	4,978	4,175	3,503
Equals	Fiscal Balance	1,013	(2,720)	(2,114)	(4,842)	(3,840)	(2,857)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

MID YEAR FISCAL AND ECONOMIC REVIEW	30

Table 10: General Government Sector Balance Sheet1

	2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Assets
Financial Assets
Cash and deposits	1,069	548	611	709	796	858
Advances paid	678	831	694	704	702	728
Investments, loans and placements	33,633	32,301	31,813	29,403	28,006	27,868
Receivables	4,926	4,190	4,239	4,240	4,495	4,518
Equity
Investments in other public sector entities	21,866	22,787	22,159	22,298	22,264	22,253
Investments - other	154	156	154	154	154	154
Total Financial Assets	62,327	60,814	59,669	57,508	56,416	56,380
Non-financial Assets
Land and other fixed assets	200,632	205,439	203,375	208,529	213,207	217,261
Other non-financial assets	6,921	6,969	7,245	6,814	7,036	7,181
Total Non-financial Assets	207,553	212,407	210,619	215,342	220,243	224,442
Total Assets	269,879	273,222	270,289	272,850	276,659	280,821
Liabilities
Payables	4,372	4,089	4,414	4,553	4,650	4,696
Superannuation liability	26,123	23,355	24,272	22,738	21,227	19,809
Other employee benefits	5,608	5,510	5,776	5,954	6,057	6,284
Deposits held	3	3	3	3	3	3
Advances received	1,831	1,541	1,497	1,357	1,271	1,159
Borrowing	33,260	33,758	32,502	33,912	36,629	39,390
Other liabilities	3,747	3,044	3,557	3,608	3,672	3,729
Total Liabilities	74,943	71,299	72,020	72,125	73,510	75,071
Net Worth	194,936	201,922	198,268	200,725	203,148	205,751

Net Financial Worth	(12,617)	(10,485)	(12,351)	(14,617)	(17,095)	(18,691)
Net Financial Liabilities	34,483	33,273	34,510	36,915	39,359	40,944
Net Debt	(287)	1,622	884	4,455	8,400	11,098

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Table 11: Public Non-financial Corporations Sector Balance Sheet1

	2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Assets
Financial Assets
Cash and deposits	1,464	524	1,031	747	620	698
Advances paid	1,370	1,073	1,050	929	935	865
Investments, loans and placements	749	395	502	456	428	436
Receivables	1,581	1,610	1,726	1,836	1,616	1,617
Equity
Investments - other	302	280	302	302	302	302
Total Financial Assets	5,465	3,882	4,611	4,271	3,902	3,918
Non-financial Assets
Land and other fixed assets	61,138	62,730	62,126	63,989	64,915	65,719
Other non-financial assets	1,472	1,112	1,310	1,321	1,326	1,340
Total Non-financial Assets	62,610	63,842	63,436	65,310	66,241	67,058
Total Assets	68,075	67,724	68,047	69,581	70,142	70,976
Liabilities
Payables	3,411	2,809	2,950	2,590	2,631	2,567
Superannuation liability	(332)	(155)	(324)	(316)	(308)	(300)
Other employee benefits	761	767	755	759	765	772
Deposits held	17	23	17	17	17	17
Advances received	7	7	7	6	5	5
Borrowing	38,644	38,231	38,720	40,313	40,695	41,453
Other liabilities	7,691	7,470	7,755	7,906	8,064	8,201
Total Liabilities	50,200	49,151	49,880	51,275	51,870	52,715
Net Worth	17,875	18,573	18,167	18,306	18,272	18,261

Net Financial Worth	(44,735)	(45,269)	(45,269)	(47,004)	(47,969)	(48,797)
Net Debt	35,087	36,268	36,161	38,203	38,734	39,475

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

31	2017–18

Table 12: Non-financial Public Sector Balance Sheet1

	2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Assets
Financial Assets
Cash and deposits	2,533	1,073	1,641	1,457	1,416	1,557
Advances paid	695	842	704	708	699	726
Investments, loans and placements	34,382	32,696	32,315	29,860	28,434	28,304
Receivables	4,597	4,005	4,206	4,368	4,226	4,308
Equity
Investments in other public sector entities	3,993	4,216	3,993	3,993	3,993	3,993
Investments - other	456	436	456	456	456	456
Total Financial Assets	46,655	43,267	43,315	40,840	39,223	39,342
Non-financial Assets
Land and other fixed assets	261,769	268,168	265,500	272,517	278,121	282,978
Other non-financial assets	1,408	1,451	1,619	1,032	1,086	1,059
Total Non-financial Assets	263,177	269,619	267,119	273,549	279,207	284,037
Total Assets	309,832	312,885	310,434	314,389	318,430	323,379
Liabilities
Payables	5,892	5,155	5,624	5,456	5,418	5,458
Superannuation liability	25,791	23,200	23,949	22,422	20,920	19,509
Other employee benefits	6,369	6,277	6,531	6,714	6,823	7,056
Deposits held	20	26	20	20	20	20
Advances received	486	485	464	438	339	297
Borrowing	71,904	71,989	71,222	74,225	77,324	80,843
Other liabilities	4,433	3,831	4,355	4,390	4,439	4,445
Total Liabilities	114,896	110,963	112,165	113,664	115,282	117,629
Net Worth	194,936	201,922	198,268	200,725	203,148	205,751

Net Financial Worth	(68,241)	(67,697)	(68,850)	(72,824)	(76,059)	(78,286)
Net Financial Liabilities	72,234	71,912	72,843	76,816	80,051	82,279
Net Debt	34,800	37,890	37,045	42,658	47,134	50,574

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

MID YEAR FISCAL AND ECONOMIC REVIEW	32

Table 13: General Government Sector Cash Flow Statement1

	2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Cash Receipts from Operating Activities
Taxes received	12,940	13,296	13,301	14,198	15,014	15,880
Grants and subsidies received	27,233	27,695	27,957	27,982	28,531	29,235
Sales of goods and services	6,034	6,087	5,846	5,942	6,152	6,249
Interest receipts	2,337	2,328	2,280	2,174	1,914	1,816
Dividends and income tax equivalents	1,929	2,309	2,444	2,090	1,912	1,995
Other receipts	6,500	5,606	6,107	5,354	5,446	5,610
Total Operating Receipts	56,973	57,320	57,936	57,740	58,968	60,784
Cash Payments for Operating Activities
Payments for employees	(24,278)	(26,099)	(26,440)	(27,186)	(28,542)	(29,377)
Payments for goods and services	(16,805)	(18,359)	(18,502)	(16,576)	(16,760)	(16,948)
Grants and subsidies	(8,277)	(8,036)	(8,335)	(9,354)	(9,249)	(9,242)
Interest paid	(1,700)	(1,706)	(1,504)	(1,525)	(1,604)	(1,691)
Other payments	(253)	(311)	(3)	(3)	(3)	(4)
Total Operating Payments	(51,313)	(54,511)	(54,784)	(54,645)	(56,157)	(57,262)
Net Cash Inflows from Operating Activities	5,660	2,809	3,152	3,095	2,811	3,523
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(4,634)	(5,123)	(4,965)	(6,626)	(7,486)	(6,910)
Sales of non-financial assets	389	392	389	347	380	262
Net Cash Flows from Investments in Non-financial Assets	(4,244)	(4,731)	(4,575)	(6,280)	(7,106)	(6,648)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	975	502	615	24	230	308
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(2,615)	1,268	837	4,061	2,847	160
Receipts from Financing Activities
Advances received (net)	1,294	168	(212)	(91)	32	(47)
Borrowing (net)	(1,118)	(176)	(274)	(710)	1,272	2,768
Deposits received (net)	14	—	—	—	—	—
Net Cash Flows from Financing Activities	190	(9)	(487)	(801)	1,304	2,720
Net Increase/(Decrease) in Cash held	(35)	(161)	(458)	99	86	63
Net cash from operating activities	5,660	2,809	3,152	3,095	2,811	3,523
Net cash flows from investments in non-financial assets	(4,244)	(4,731)	(4,575)	(6,280)	(7,106)	(6,648)
Surplus/(Deficit)	1,416	(1,922)	(1,424)	(3,185)	(4,295)	(3,126)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	1,416	(1,922)	(1,424)	(3,185)	(4,295)	(3,126)
Acquisitions under finance leases and similar arrangements	(758)	(618)	(472)	(1,233)	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	658	(2,540)	(1,895)	(4,418)	(4,295)	(3,126)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	The MYFER and projections cash flows above include reclassifications airsing from the adoption of the latest Government Finance Statistics manual (GFSM2015). The quantum of the reclassifications is not considered material.

33	2017–18

Table 14: Public Non-financial Corporations Sector Cash Flow Statement1

	2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	1,451	623	623	565	604	601
Sales of goods and services	14,187	12,268	12,616	12,458	12,758	13,009
Interest receipts	44	37	39	44	40	50
Dividends and income tax equivalents	15	14	14	14	14	14
Other receipts	335	257	301	23	388	184
Total Operating Receipts	16,032	13,198	13,592	13,103	13,804	13,858
Cash Payments for Operating Activities
Payments for employees	(1,874)	(2,072)	(2,076)	(2,087)	(2,130)	(2,165)
Payments for goods and services	(5,144)	(4,146)	(4,526)	(4,325)	(4,243)	(4,566)
Grants and subsidies	(19)	(287)	(263)	(264)	(258)	(71)
Interest paid	(2,054)	(1,960)	(1,917)	(1,875)	(1,915)	(1,961)
Other payments	(1,724)	(1,118)	(1,247)	(1,145)	(1,209)	(1,218)
Total Operating Payments	(10,815)	(9,584)	(10,030)	(9,696)	(9,755)	(9,981)
Net Cash Inflows from Operating Activities	5,217	3,614	3,562	3,407	4,049	3,877
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(2,708)	(2,866)	(2,974)	(3,192)	(3,052)	(2,983)
Sales of non-financial assets	71	46	48	48	47	37
Net Cash Flows from Investments in Non-financial Assets	(2,637)	(2,820)	(2,925)	(3,145)	(3,005)	(2,946)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	(755)	(20)	(400)	(130)	(336)	(414)
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	116	—	(8)	(8)	(9)	(9)
Receipts from Financing Activities
Advances received (net)	(1,346)	(233)	312	113	(14)	69
Borrowing (net)	768	122	520	953	395	760
Dividends paid	(747)	(1,646)	(1,653)	(1,473)	(1,208)	(1,258)
Deposits received (net)	(3)	—	—	—	—	—
Other financing (net)	(692)	18	160	—	—	—
Net Cash Flows from Financing Activities	(2,020)	(1,738)	(662)	(407)	(827)	(430)
Net Increase/(Decrease) in Cash held	(79)	(965)	(433)	(283)	(127)	78
Net cash from operating activities	5,217	3,614	3,562	3,407	4,049	3,877
Net cash flows from investments in non-financial assets	(2,637)	(2,820)	(2,925)	(3,145)	(3,005)	(2,946)
Dividends paid	(747)	(1,646)	(1,653)	(1,473)	(1,208)	(1,258)
Surplus/(Deficit)	1,834	(853)	(1,016)	(1,211)	(163)	(328)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	1,834	(853)	(1,016)	(1,211)	(163)	(328)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	1,834	(853)	(1,016)	(1,211)	(163)	(328)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	The MYFER and projections cash flows above include reclassifications airsing from the adoption of the latest Government Finance Statistics manual (GFSM2015). The quantum of the reclassifications is not considered material.

MID YEAR FISCAL AND ECONOMIC REVIEW	34

Table 15: Non-financial Public Sector Cash Flow Statement1

	2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Cash Receipts from Operating Activities
Taxes received	12,682	13,061	13,055	13,935	14,731	15,572
Grants and subsidies received	27,260	27,775	28,038	28,054	28,603	29,308
Sales of goods and services	18,372	16,007	16,113	16,018	16,390	16,661
Interest receipts	2,381	2,365	2,319	2,218	1,955	1,866
Dividends and income tax equivalents	157	94	180	112	128	153
Other receipts	6,828	5,862	6,408	5,377	5,833	5,794
Total Operating Receipts	67,680	65,164	66,113	65,714	67,640	69,354
Cash Payments for Operating Activities
Payments for employees	(26,050)	(28,075)	(28,420)	(29,175)	(30,572)	(31,440)
Payments for goods and services	(20,119)	(20,173)	(20,691)	(18,530)	(18,493)	(18,927)
Grants and subsidies	(6,871)	(7,781)	(8,056)	(9,125)	(8,975)	(8,786)
Interest paid	(3,616)	(3,539)	(3,283)	(3,248)	(3,349)	(3,460)
Other payments	(929)	(820)	(602)	(607)	(599)	(600)
Total Operating Payments	(57,585)	(60,387)	(61,052)	(60,685)	(61,988)	(63,212)
Net Cash Inflows from Operating Activities	10,095	4,776	5,061	5,029	5,652	6,141
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,305)	(7,989)	(7,938)	(9,819)	(10,538)	(9,893)
Sales of non-financial assets	460	438	438	394	427	299
Net Cash Flows from Investments in Non-financial Assets	(6,845)	(7,551)	(7,501)	(9,425)	(10,111)	(9,595)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	(20)	500	375	(106)	(106)	(106)
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(2,499)	1,268	829	4,053	2,838	151
Receipts from Financing Activities
Advances received (net)	(52)	(65)	99	22	18	22
Borrowing (net)	(350)	(54)	245	243	1,667	3,527
Deposits received (net)	11	—	—	—	—	—
Other financing (net)	(452)	—	—	—	—	—
Net Cash Flows from Financing Activities	(843)	(119)	344	265	1,685	3,549
Net Increase/(Decrease) in Cash held	(113)	(1,126)	(891)	(185)	(41)	141
Net cash from operating activities	10,095	4,776	5,061	5,029	5,652	6,141
Net cash flows from investments in non-financial assets	(6,845)	(7,551)	(7,501)	(9,425)	(10,111)	(9,595)
Surplus/(Deficit)	3,249	(2,775)	(2,439)	(4,396)	(4,459)	(3,454)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	3,249	(2,775)	(2,439)	(4,396)	(4,459)	(3,454)
Acquisitions under finance leases and similar arrangements	(758)	(618)	(472)	(1,233)	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	2,492	(3,393)	(2,911)	(5,629)	(4,459)	(3,454)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	The MYFER and projections cash flows above include reclassifications airsing from the adoption of the latest Government Finance Statistics manual (GFSM2015). The quantum of the reclassifications is not considered material.

Table 16: Loan Council Allocation1

		2017-18 Budget $ million	2017-18 MYFER $ million
	General Government sector cash deficit/(surplus)	1,922	1,424
	PNFC sector cash deficit/(surplus)	853	1,016
	Non Financial Public Sector cash deficit/(surplus)	2,775	2,440
	Acquisitions under finance leases and similar arrangements	618	472
Equals	ABS GFS cash deficit/(surplus)	3,393	2,911
Less	Net cash flows from investments in financial assets for policy purposes	500	375
Plus	Memorandum items[2]	1,037	568
	Loan Council Allocation	3,930	3,105

Notes:

1.	Numbers may not add due to rounding.
2.	Memorandum items include local government and universities borrowings and operating leases.

35	2017–18

TAXATION AND ROYALTY REVENUE ASSUMPTIONS

Table 17.1: Taxation and royalty revenue1

	2016-17 Actual $ million	2017-18 Budget $ million	2017-18 MYFER $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Payroll tax	3,695	3,819	3,818	4,057	4,327	4,615
Transfer duty	3,278	3,190	3,190	3,400	3,613	3,846
Other duties	1,405	1,488	1,468	1,565	1,643	1,725
Gambling taxes and levies	1,127	1,181	1,181	1,263	1,317	1,374
Land tax	1,082	1,192	1,192	1,345	1,434	1,521
Motor vehicle registration	1,681	1,741	1,755	1,829	1,898	1,968
Other taxes	651	687	699	741	784	832
Total taxation revenue	12,919	13,298	13,303	14,199	15,016	15,881
Royalties
Coal	3,405	2,750	3,164	2,432	2,362	2,398
Petroleum[2]	98	147	151	168	231	328
Other royalties[3]	376	402	373	389	426	445
Land rents	122	172	172	178	184	189
Total royalties and land rents	4,000	3,472	3,861	3,167	3,203	3,361

Notes: 1. Numbers may not add due to rounding. 2. Includes impact of liquefied natural gas (LNG). 3. Includes base and precious metal and other mineral royalties.

Table 17.2: Royalty assumptions

	2017-18	2018-19	2019-20	2020-21
	MYFER	Projection	Projection	Projection
Tonnages – crown export[1] coal (Mt)	207	217	220	224
Exchange rate US$ per A$[2]	0.77	0.75	0.75	0.75
Year average coal prices (US$ per tonne)[3]
Hard coking	161	123	120	120
Semi-soft	129	102	98	98
Thermal	83	74	70	70
Year average oil price
Brent ($US per barrel)	51	54	57	60

Notes:

1.	Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e. private royalties. 2017-18 estimate for domestic coal volume is approximately 25.3 Mt and private coal is 14.4 Mt.
2.	Year average.
3.	Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with indicative average prices for 2017-18 as follows: Hard coking US$152 and thermal US$77.

MID YEAR FISCAL AND ECONOMIC REVIEW	36

KEY FISCAL AGGREGATES

Table 18.1 Key Fiscal Aggregates1

	2009-10 Actual $ million	2010-11 Actual $ million	2011-12 Actual $ million	2012-13 Actual $ million	2013-14 Actual $ million	2014-15 Actual $ million	2015-16 Actual $ million	2016-17 Actual $ million	2017-18 Revised $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
General Government
Total revenue	39,727	42,013	45,801	41,755	46,705	49,970	50,780	56,194	56,464	56,246	57,746	59,346
Tax revenue	9,375	9,981	10,608	10,937	11,840	12,598	12,547	12,919	13,303	14,199	15,016	15,881
Total expenses	39,599	43,479	46,028	46,313	46,217	49,551	50,112	53,373	55,980	56,081	57,439	58,816
Employee expenses	15,566	16,826	18,250	18,130	17,816	18,592	20,045	21,258	22,650	23,307	24,348	25,255
Net operating balance	128	(1,466)	(226)	(4,558)	488	420	668	2,821	485	165	307	531
Capital purchases	8,959	8,237	7,971	7,001	6,323	4,635	4,044	4,634	4,965	6,626	7,486	6,910
Net capital purchases	6,665	5,583	5,241	3,389	3,087	992	1,164	2,285	2,165	4,415	3,848	3,272
Fiscal balance	(6,537)	(7,049)	(5,467)	(7,947)	(2,599)	(572)	(497)	536	(1,681)	(4,249)	(3,541)	(2,742)
Borrowings	15,916	24,593	29,517	37,878	41,369	43,105	35,486	33,260	32,502	33,912	36,629	39,390
Net debt	(13,354)	(9,542)	(5,720)	2,399	5,208	5,749	653	(287)	884	4,455	8,400	11,098
Non-Financial Public Sector
Total revenue	47,883	49,040	52,307	49,181	53,502	56,178	57,393	64,840	64,094	63,766	65,398	67,327
Capital purchases	15,007	13,306	11,980	10,774	9,313	7,811	6,852	7,305	7,938	9,819	10,538	9,893
Borrowings	51,713	53,708	61,542	69,086	72,637	75,233	72,922	71,904	71,222	74,225	77,324	80,843

Notes:

1.	Bracketed numbers represent negative amounts.

37	2017–18

Table 18.2 Key Fiscal Indicators1

	2009-10 Actual %	2010-11 Actual %	2011-12 Actual %	2012-13 Actual %	2013-14 Actual %	2014-15 Actual %	2015-16 Actual %	2016-17 Actual %	2017-18 Revised %	2018-19 Projection %	2019-20 Projection %	2020-21 Projection %
General Government
Revenue/GSP	15.7	15.6	15.8	14.4	15.5	16.2	16.1	17.2	16.6	16.0	15.7	15.3
Tax/GSP	3.7	3.7	3.7	3.8	3.9	4.1	4.0	4.0	3.9	4.0	4.1	4.1
Own source revenue/GSP	7.7	8.1	8.0	8.1	8.3	8.6	8.6	8.8	8.4	8.0	7.9	7.8
Expenses/GSP	15.7	16.1	15.9	15.9	15.4	16.1	15.9	16.3	16.4	15.9	15.6	15.2
Employee expenses/GSP	6.2	6.2	6.3	6.2	5.9	6.0	6.3	6.5	6.6	6.6	6.6	6.5
Net operating balance/GSP	0.1	(0.5)	(0.1)	(1.6)	0.2	0.1	0.2	0.9	0.1	0.0	0.1	0.1
Capital purchases/GSP	3.5	3.1	2.8	2.4	2.1	1.5	1.3	1.4	1.5	1.9	2.0	1.8
Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	38.7	26.3	36.3	(40.8)	45.9	97.5	122.9	133.4	68.9	49.3	39.6	53.0
Fiscal balance/GSP	(2.6)	(2.6)	(1.9)	(2.7)	(0.9)	(0.2)	(0.2)	0.2	(0.5)	(1.2)	(1.0)	(0.7)
Borrowings/GSP	6.3	9.1	10.2	13.0	13.7	14.0	11.2	10.2	9.5	9.6	9.9	10.2
Borrowings/revenue	40.1	58.5	64.4	90.7	88.6	86.3	69.9	59.2	57.6	60.3	63.4	66.4
Revenue growth	7.1	5.8	9.0	(8.8)	11.9	7.0	1.6	10.7	0.5	(0.4)	2.7	2.8
Tax growth	5.7	6.5	6.3	3.1	8.3	6.4	(0.4)	3.0	3.0	6.7	5.7	5.8
Expenses growth	6.7	9.8	5.9	0.6	(0.2)	7.2	1.1	6.5	4.9	0.2	2.4	2.4
Employee expenses growth	8.8	8.1	8.5	(0.7)	(1.7)	4.4	7.8	6.1	6.6	2.9	4.5	3.7
Non-Financial Public Sector
Capital purchases/GSP	5.9	4.9	4.1	3.7	3.1	2.5	2.2	2.2	2.3	2.8	2.9	2.6
Borrowings/GSP	20.4	19.9	21.3	23.8	24.1	24.4	23.1	22.0	20.9	21.1	21.0	20.9
Borrowings/revenue	108.0	109.5	117.7	140.5	135.8	133.9	127.1	110.9	111.1	116.4	118.2	120.1
Net financial liabilities2/revenue	112.5	96.2	115.6	133.4	129.8	125.2	127.4	111.4	113.7	120.5	122.4	122.2

Notes:

1.	Bracketed numbers represent negative amounts.
2.	UPF definition, which is equal to total financial assets less investments in other public sector entities less total liabilities

MID YEAR FISCAL AND ECONOMIC REVIEW	38